UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of April 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Merseyside selects Veolia Environmental Services as preferred bidder for waste management and recycling contract

Paris, 16 April 2009. The UK’s leading waste management company, Veolia Environmental Services has been selected as preferred bidder by the Merseyside Waste Disposal Authority (MWDA) on behalf of the Merseyside and Halton Waste Partnership for its twenty year Waste Management and Recycling Contract due to commence in June 2009.

Veolia’s innovative bid is focused on sustainable waste management with a major recycling infrastructure investment programme including a new Materials Recovery Facility (MRF). The new facilities and a comprehensive refurbishment programme of the existing infrastructure are designed to give a major impetus to recycling on Merseyside. The bid includes:

o	Investing in the construction and operation of an advanced new MRF at Gillmoss, Liverpool with a capacity up to 100,000 tonnes per annum
o	Refurbishment and management of a network of 16 Household Waste Recycling Centres (HWRCs)
o	Investing in improving the performance of the existing Bidston MRF
o	Operation of the existing four transfer stations servicing the waste collection authorities

The new flagship Gillmoss MRF will be part of a proposed Gillmoss Recycling Park and will allow the advanced sorting of recyclates collected from Merseyside homes into glass bottles, cardboard, plastic bottles, cans and paper. It will include an integrated Visitor and Education Centre for community groups and local pupils.

The contract is part of a major procurement exercise by the MWDA with its five local District Council partners and Halton Borough Council targeting improved recycling rates across the Merseyside and Halton area.

Denis Gasquet, Chief Executive Officer of Veolia Environmental Services commented: “We are delighted to have been selected as preferred bidder for this long-term contract which will make a major contribution to improving the waste infrastructure across Merseyside and diverting more waste away from landfill.

“In particular we believe the investment within the Gillmoss Recycling Park will not only significantly increase local recycling capacity but be the focus for a major community education and engagement exercise designed to build real momentum behind recycling. We look forward to working with the MWDA to prepare for contract commencement.”

Cllr Kevin Cluskey, Chairperson of Merseyside Waste Disposal Authority said: “We are looking forward to working in partnership with Veolia Environmental Services to deliver improved and quality waste and recycling services to Merseyside and Halton Council tax payers. Together with residents and communities we are aiming to significantly boost recycling rates.”

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Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 (312) 552 2847

Press release also available on our web site: http://www.veolia-finance.com

Notes to the Editor

Veolia Environmental Services, part of the Veolia Environnement Group, is the UK’s leading waste management company. With a sizeable presence throughout the UK, mainland Europe and the world, Veolia Environmental Services employs 100,000 people worldwide, servicing more than 60 million inhabitants across 35 countries.

Veolia Environmental Services is the only global provider of a full range of services for handling hazardous and non-hazardous solid and liquid waste. It provides waste management and logistics services as well as materials recovery and recycling. Veolia Environmental Services generated revenue of €10.14 billion in 2008.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36.2 billion in 2008.

Further information can be obtained by visiting the websites:

www.veolia.co.uk

www.veoliaenvironnement.com

MWDA is a local government body consisting of nine elected Members, representing the five constituent district councils in the Merseyside area. It is responsible for organising and managing the disposal of waste collected by the five District Councils of Merseyside and for managing the 14 HWRCs across Merseyside. See more at www.merseysidewda.gov.uk

Merseyside produces over 800,000 tonnes of household waste every year - of which only about a quarter is recycled (estimated at 33% in years ending 2008/09).

Around 70% of the region’s waste is sent to landfill, and tough EU and government targets are designed to reduce this figure, with landfill tax set to increase from the current rate of £32 per tonne to £48 per tonne by 2010/11.

MWDA has developed a £3.3 billion procurement programme to step up its waste management needs over the next 25 years, helping to deliver new waste facilities for the Merseyside area.

More information can be obtained by visiting the website: www.merseysidewda.gov.uk

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 16, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary